Dinur & Associates, P.C. Attorneys and Counselors	One Lakeside Commons 990 Hammond Drive, Suite 760 Atlanta, Georgia 30328 PHONE: (770) 395-3170 FACSIMILE: (770) 395-3171 E-MAIL: DDD@dinurlaw.com

July 21, 2006

VIA FACSIMILE: 202/772-9210
and Federal Express

Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 4561
Washington, D.C. 20549-4561
Attention: William Friar, Senior Financial Analyst

RE: Maverick Bancshares, Inc.;
Registration Statement on Form SB-2; Amendment No. 1
File No. 333-134731, filed June 5, 2006;
SEC's comment letter dated June 29, 2006 (the "Comment Letter")

Ladies and Gentlemen:

       In response to the matters raised in the Comment Letter, note the following:

  This response letter will be labeled as correspondence when filed on EDGAR.

  The page numbers in this response refer to the page numbers as set forth in Amendment No. 1 as filed.

  A disclosure regarding the adoption by the registrant of a Code of Ethics for Senior Financial Officers is now included on page 41, with a copy of the Code attached as Exhibit 14.1.

  The second page of the registration statement has been revised to indicate that Organizer and Director Warrants, as well as the Shareholder Warrants, will also be registered.

  The cover page of the prospectus has been revised to disclose that for each five shares purchased in the offering the purchaser will be issued a warrant to purchase one share of common stock for $12.50.

  The second paragraph of Risk Factors on page 8 has been revised to include a disclosure that a deposit of $13 million in escrow will be required in order to complete the offering.

  The second page of the registration statement has been revised to indicate that the 6,000 options and the shares issuable thereunder will be registered. The disclosure on page 6 was revised to indicate that the options would be granted to the consulting entity.

  Securities and Exchange Commission
  100 F Street, N.E.
  Mail Stop 4561
  Washington, D.C. 20549-4561
  Attention: William Friar, Senior Financial Analyst
RE:	Maverick Bancshares, Inc.; Amendment No. 1 Registration Statement on Form SB-2; File No. 333-134731, filed June 5, 2006; SEC's comment letter dated June 29, 2006 (the "Comment Letter")
July 21, 2006	Page 2

  The second full paragraph of Risk Factors on page 9 has been revised to eliminate the language "we cannot be assured of." There were no other instances of such language needing to be replaced.

  The sixth sentence, now appearing on page 19, has been expanded.

  The section entitled "Determination of Offering Price" on page 18 has been revised to disclose the factors considered in determining the exercise price of the warrants. See also references in the second full paragraph of Risk Factors on page 11.

  The tabular presentation of estimated expenses, now appearing on page 22, has been revised, and the totals shown have been re-calculated. As described in paragraph 20 below, certain of the amounts have been corrected.

  The section entitled "Audit Committee" on page 36 has been revised by including a paragraph disclosing the adoption of the Audit Committee Charter and the identity of the Audit Committee financial expert.

  The section entitled "Stock Option Plan - General" on page 39 has been revised by inserting the last sentence, making it clear that no awards or grants will be made under the stock incentive plan prior to the closing of the offering.

  The impact that issuing preferred stock might have has been disclosed by means of revisions in the first and second full paragraph of Risk Factors on page 12 and the addition of the third full such paragraph on page 12.

  References to the "Maverick Bank Secrecy Act" on pages 52 and 53 have been revised to delete the word "Maverick."

  The fourth sentence of the section entitled "Additional Information" on page 54 has been revised by deleting the qualification.

  The address of the Securities and Exchange Commission on page 54 has been updated.

  The accountant's report beginning on page F-i and the Balance Sheet on page F-2 have been revised to show an April 30, 2006 date.

  The line item "investor contributions" has been reclassified as "Capital Advance" in the Balance Sheet on page F-2.

  Securities and Exchange Commission
  100 F Street, N.E.
  Mail Stop 4561
  Washington, D.C. 20549-4561
  Attention: William Friar, Senior Financial Analyst
RE:	Maverick Bancshares, Inc.; Amendment No. 1 Registration Statement on Form SB-2; File No. 333-134731, filed June 5, 2006; SEC's comment letter dated June 29, 2006 (the "Comment Letter")
July 21, 2006	Page 3

  A statement of stockholder's deficit has been included in the Balance Sheet on page F-2. Note that the amounts of three categories of expenses in the Statement of Operations and Accumulated Deficit on page F-3 have been corrected resulting in a corrected accumulated deficit amount.

  The Statements of Operations and Statement of Cash Flows, on pages F-3 and F-5, respectively, have been revised to clearly label the periods covered for each column presented.

  The classifications of "Contract labor" and "Consulting fees" in the Statement of Operations on page F-3, and in the explanation in Note 1 on page F-7, have been more clearly distinguished.

  The comprehensive footnote is new Note 6 on pages F-8 through F-11.

  The required disclosure is now included in Note 4 on pages F-7 through F-8.

  The terms of the agreement providing for Bankers FirstSource's purchase of the Company's stock is now included in Note 4 on page F-7.

  The required complete disclosure is now included in Note 7 on page F-11.

  The required disclosure is now included in Note 8 on page F-12.

  27A. With respect to changes on pages F-1, F-6 and F-12 not described elsewhere herein, note they are clarifying and non-material changes.

  The undertakings set forth on page II-3 have been revised to set forth the undertakings for warrants pursuant to Rule 512 of Regulation S-B.

  The enforceability opinion attached as new Exhibit 5.1 has been revised accordingly.

  The Escrow Agreement has been revised to conform with NASD requirements. The revisions caused the corrections on page 15. Also, the fact that Russell L. Tackett has also been serving as a director of the Company is now reflected on pages 2, 34 and the signature page (II-6).

Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 4561
Washington, D.C. 20549-4561
Attention: William Friar, Senior Financial Analyst
RE:	Maverick Bancshares, Inc.; Amendment No. 1 Registration Statement on Form SB-2; File No. 333-134731, filed June 5, 2006; SEC's comment letter dated June 29, 2006 (the "Comment Letter")
July 21, 2006	Page 4

       We trust the foregoing to be responsive to the matters set forth in the Comment Letter and stand ready to take all other actions necessary for the effectiveness of the Registration Statement.

Very truly yours, /S/ Dan Daniel D. Dinur

DDD/mtl
cc:	Timothy Geishecker Wayne Woodruff